Bombardier Recreational Products Inc.
Press Release
BRP REPORTS THIRD QUARTER FINANCIAL RESULTS

Highlights:
Gross profit increased by 5.5 percentage points to reach 25.9% or $161.5 million for the third quarter of fiscal 2006
Adjusted EBITDA increased by 18.6% and reached $94.5 million for the third quarter of fiscal 2006 compared to $79.7 million for the corresponding period of fiscal 2005
Operating income improved in both the Powersports and Marine Engines segments during the third quarter
The Company will transfer its ATV assembly and its ATV engine manufacturing operations to Mexico

Valcourt, Québec, December 15, 2005 — Bombardier Recreational Products Inc. (BRP), a privately-held company, today reported that consolidated revenues for the three-month period ended October 31, 2005 reached $624.6 million compared to consolidated revenues of $631.2 million for the three-month period ended October 31, 2004. The decrease is due to:

  lower number of units sold for $50.2 million

  the unfavourable effect of foreign exchange rate changes for approximately $24.0 million which was largely offset by improved product and price mix of $68.3 million.

Consolidated revenues for the nine-month period ended October 31, 2005 reached $1,685.9 million compared to consolidated revenues of $1,828.9 million for the nine-month period ended October 31, 2004. The decrease is due to the following:

  the lower number of units sold amounted to $170.2 million

  the unfavourable exchange rate variations of approximately $84.0 million which was partially offset by improved product and price mix of $119.3 million.

Consolidated gross profit reached $161.5 million for the third quarter of fiscal 2006 compared to $128.9 million for the corresponding three-month period of fiscal 2005. The 5.5 percentage points improvement in gross profit margin on sales is primarily due to:
  favourable product and price mix for $53.3 million Lynx which was partially offset by:
  lower number of units sold for $14.0 million
  unfavourable exchange rate variations for approximately $4.0 million.

Consolidated gross profit reached $356.9 million for the nine months of fiscal 2006, compared to $316.3 million for the corresponding nine-month period of fiscal 2005. The 3.9 percentage points improvement in gross margin on sales is primarily due to the following:

  favourable product and price mix for approximately $74.2 million decreased production costs for approximately $12.0 million all of which were partially offset by:

  lower number of units sold for $26.8 million

  unfavourable foreign exchange rate variations for approximately $23.0 million.

Gross profit for the nine-month period of the previous fiscal year was unfavourably impacted by $9.3 million as a result of inventory sold during that period, having been marked up to the distributor's selling prices as a result of purchase accounting.

Operating expenses, comprised of selling and marketing, research and development and general and administrative expenses, amounted to $102.2 million for the three-month period ended October 31, 2005; a $12.4 million increase when compared to $89.8 million for the third quarter ended October 31, 2004. Operating expenses amounted to $300.0 million for the nine-month period ended October 31, 2005; an increase of $23.7 million when compared to $276.3 million for the nine-month period ended October 31, 2004. The increased selling and marketing expenses for the three- and nine-month periods ended October 31, 2005 are attributable to the advertising campaigns to promote the Evinrude E-TEC outboard engines and the introduction of the 2006 ATV line-up and the promotion of sales incentives relating to watercraft and ATVs. The increase in the general and administrative expenses, during the nine-month period of fiscal 2006, results mainly from the termination of the distributor agreement in France partially offset by favourable foreign exchange rate variations. Since October 1, 2005, BRP distributes its products directly to its dealer network in France.

Consolidated Adjusted EBITDA amounted to $94.5 million and $79.7 million, respectively, for the three-month periods ended October 31, 2005 and 2004 and $157.4 million and $167.2 million, respectively, for the nine-month periods ended October 31, 2005 and 2004.

Net income for the three-month period ended October 31, 2005 amounted to $48.9 million compared to $72.1 million for the three-month period ended October 31, 2004. Net income for the nine-month period ended October 31, 2005 amounted to $44.4 million compared to $52.4 million for the nine-month period ended October 31, 2004. Foreign exchange gain amounted to $14.8 million for the three-month period of fiscal 2006 compared to $79.7 million for the corresponding period of fiscal 2005. A significant portion of the foreign exchange gain resulted from the translation of the Company's U.S. dollar denominated debt into Canadian dollar and also from certain forward contracts not eligible for hedge accounting.

"I am satisfied with our progress because gross profit margins and income from operations have increased as a result of our cost reduction efforts and our rationalisation of the product offering in both segments," said José Boisjoli, BRP's President and CEO. "I am particularly pleased with our gains in the Marine Engines segment, resulting from our decision to concentrate on E-TEC® products," he added.

BRP operates in two segments: the Powersports segment includes snowmobiles, watercraft, all-terrain vehicles, sport boats and Rotax® engines; the Marine Engines segment includes outboard engines.

Powersports segmented revenues were $501.2 million for the three-month period ended October 31, 2005 as compared to $513.5 million for the three-month period ended October 31, 2004. The decrease primarily results from the following:

  a lower number of units sold amounting to $34.8 million

  the unfavourable impact of exchange rates of approximately $16.0 million partially offset by:

  improved product and price mix of $34.9 million mainly in the ATV and snowmobile product lines.

The decrease in units sold is mainly due to:

  a lower number of ATVs due to no deliveries under the Deere and Company agreement and management's decision to discontinue the production of the Traxter and Quest utility models a lower number of snowmobiles due to timing of deliveries to dealers and temporary manufacturing delays which postponed deliveries to the fourth quarter.

Segmented revenues reached $1,294.9 million for the nine-month period ended October 31, 2005 as compared to $1,416.7 million for the nine-month period ended October 31, 2004. The decrease is due to:

  lower number of units sold totalling $127.8 million

  the impact of unfavourable exchange rate movements of approximately $57.0 million partially offset by:

  improved product and price mix of $55.9 million.

The decrease in the number of deliveries results from:

  no ATV deliveries under the Deere and Company agreement

  changes in the snowmobiles production schedule and temporary manufacturing delays which postponed the deliveries to the fourth quarter less Rotax engines sold to OEMs partially offset by an increase in the number of deliveries of watercraft resulting from the production push from the fourth quarter of fiscal 2005 to the first quarter of fiscal 2006 to align more closely with the market demand.

Powersports segmented operating income amounted to $58.4 million for the third quarter of fiscal 2006 as compared to $42.6 million for the third quarter of fiscal 2005. The increase is due to the combination of:

  favourable product and pricing mix of $32.7 million

  favourable foreign exchange rate movements of approximately $2.0 million all of which were partially offset by:

  reduced number of units sold of $8.9 million

  higher operating expenses of $13.3 million.

The higher operating expenses are mainly due to the advertising campaign to promote the introduction of the 2006 ATV line-up and the promotion of sales incentive programs relating to watercraft and ATVs.

Segmented operating income amounted to $77.7 million for the nine months of fiscal 2006 as compared to $73.7 million for the nine months of fiscal 2005. The increase results from the following:

  a favourable product mix of $33.4 million

  reduced production costs of $11.6 million, as a result of product complexity reductions and the restructuring of the operations all of which were offset in part by:

  a lower number of units sold of $18.0 million

  higher operating expenses of $16.5 million resulting from higher marketing expenses unfavourable foreign exchange rate movements of approximately $14.0 million.

Operating income for the nine-month period of the previous fiscal year was unfavourably impacted by $7.8 million, as a result of inventory sold during that period having been marked up to the distributor's selling prices as a result of purchase accounting.

Marine Engines segmented revenues increased to $139.0 million for the three-month period ended October 31, 2005 compared to $127.6 million for the three-month period ended October 31, 2004. The increase results primarily from:

  an improved product mix of $34.3 million due to an increase in the number of Evinrude® E-TEC engines sold which was partially offset by:

  a lower number of units sold in the 4-stroke and 2-stroke carbureted engine categories due to the rationalisation of the product offering for $15.4 million the strengthening of the Canadian dollar in relation to the US dollar for approximately $8.0 million.

Segmented revenues decreased to $430.5 million for the nine-month period ended October 31, 2005 compared to $443.2 million for the nine-month period ended October 31, 2004. The decrease results primarily from:

  lower number of units sold due to the rationalisation of the product offering for $42.4 million the strengthening of the Canadian dollar in relation to the US dollar for approximately $27.0 million which was offset in part by an improved product and price mix of $55.1 million resulting from the decision to focus on the Evinrude E-TEC outboard engines.

Marine Engines segmented operating income amounted to $14.8 million for the third quarter of fiscal 2006 as compared to $7.2 million for the third quarter of fiscal 2005. The increase results from:

  improved margins due to the rationalisation of the product offering and the decision to focus on the Evinrude E-TEC outboard engines totalling $16.6 million partially offset by:

  reduced number of units sold of $5.1 million

  unfavourable foreign exchange rate changes of approximately $2.0 million.

Segmented operating income amounted to $24.3 million for the nine months of fiscal 2006 as compared to $4.1 million for the nine months of fiscal 2005. The increase results from:

  improved margins due to the rationalisation of the product offering and the decision to focus on the Evinrude E-TEC outboard engines totalling $40.8 million favourable foreign exchange rate movements of approximately $3.0 million partially offset by:

  higher operating expenses of $13.1 million

  reduced number of units sold of $8.9 million.

The favourable impacts from the improved operating income were partially offset by increased marketing expenses for the promotion of the Evinrude E-TEC brand.

"The global business environment in which we operate is changing rapidly and we believe that we are well equipped to take on the challenges facing us. We have reacted promptly and have taken difficult decisions to ensure the Company's future. Moving our ATV manufacturing activities to Mexico in order to increase our competitiveness was one of those difficult decisions,'' commented Boisjoli. "BRP remains focused on designing and developing innovative products. Over the years this strategy has contributed to our success and going forward it should continue to do so,'' he concluded.

Subsequent to the quarter's end, the Company announced that it would transfer the vehicle assembly and the engine manufacturing operations of its ATVs to Mexico. The external pressures brought on by a strong Canadian dollar and Asian competition compelled the Company to turn to Mexico to remain competitive.

BRP, a privately-held company, is a world leader in the design, development, manufacturing, distribution and marketing of motorised recreational vehicles. Our portfolio of brands and products includes: Ski-Doo® and Lynx™ snowmobiles, Sea-Doo® watercraft and sport boats, Johnson® and Evinrude® outboard engines, direct injection technologies such as Evinrude E-TEC®, Bombardier* ATV all-terrain vehicles, Rotax® engines and karts.

See attached unaudited interim consolidated balance sheets, consolidated statements of operations, and cash flows as well as segmented statement of income and schedules of consolidated adjusted EBITDA.

This release refers to non-GAAP financial measures, such as EBITDA and Consolidated Adjusted EBITDA. In addition to the results reported in accordance with Canadian GAAP, the Company uses non-GAAP financial measures as supplemental indicators of operating performance and financial position. Management uses these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. Management believes non-GAAP financial results reported provide more insight into the Company's performance.

EBITDA and Consolidated Adjusted EBITDA. EBITDA are defined as earnings before financing costs, taxes, depreciation and amortisation. Consolidated Adjusted EBITDA includes the further adjustments described below. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. The Company's Credit Agreement (as amended and restated) contains covenant tied to similar measures. Management believes that EBITDA and Consolidated Adjusted EBITDA are a fair representation of and provide information with respect to the Company's ability to service its debt. However, these measures should not be considered as substitutes for, or superior to, measures of operating income, cash flow from operations, net income, total debt or other measures of financial performance prepared in accordance with GAAP.

The Company defines Consolidated Adjusted EBITDA as earnings from continuing operations before financing costs, taxes, depreciation and amortisation and certain elements of other income or expense. Because Consolidated Adjusted EBITDA excludes financing and taxes, it provides a more standard comparison among businesses by eliminating the differences that arise between them due to the manner in which they were acquired or funded. The Company uses the Consolidated Adjusted EBITDA measure as a supplemental cash flow measure as Consolidated Adjusted EBITDA also excludes depreciation and amortisation, both of which are non-cash charges. Consolidated Adjusted EBITDA, adjusted for certain impacts resulting from purchase accounting and other income and expenses such as unrealised foreign exchange gains and losses on translation of long-term debt, accretion in carrying value of redeemable preferred shares and loss on early redemption of preferred shares all of which are items not considered relevant to operating performance.

This release contains certain forward-looking statements with respect to our financial condition, results of operations and business. All of these forward-looking statements, which can be identified by the use of terminology such as "subject to," "believe," "expects," "may," "will," "should," "can," or "anticipates," or the negative thereof, or variations thereon, or comparable terminology, or by discussions of strategy, although believed to be reasonable, are inherently uncertain. Factors which may materially affect such forward-looking statements include: (i) slow or negative growth in the recreational products industry; (ii) interruption of business or negative impact on sales and earnings due to acts of war, terrorism, bio-terrorism, civil unrest or disruption of mail service; (iii) adverse publicity regarding safety issues; (iv) increased competition; (v) increased costs; (vi) loss or retirement of key members of management; (vii) increases in the cost of borrowings and unavailability of additional debt or equity capital; (viii) changes in general worldwide economic and political conditions in the markets in which BRP may compete from time to time; (ix) the inability of BRP to gain and/or hold market share of its wholesale and/or retail customers anywhere in the world; (x) the inability of BRP's clients to obtain and/or renew insurance; (xi) exposure to, and expense of defending and resolving, product liability claims and other litigation; (xii) the ability of BRP to successfully implement its business strategy; (xiii) the inability of BRP to manage its retail, wholesale, manufacturing and other operations efficiently; (xiv) consumer acceptance of BRP's products; (xv) fluctuations in foreign currencies, including the Canadian Dollar; (xvi) import-export controls on sales to foreign countries; (xvii) introduction of new federal, state, local or foreign legislation or regulation or adverse determinations by regulators anywhere in the world; (xviii) the mix of BRP's products and the profit margins thereon; and (xix) other factors beyond BRP's control.

Readers are cautioned not to place undue reliance on forward-looking statements. BRP cannot guarantee future results, trends, events, levels of activity, performance or achievements. BRP does not undertake and specifically declines any obligation to update, republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.

® TM Trademarks of Bombardier Recreational Products Inc. or its subsidiaries.
* Trademark of Bombardier Inc. used under license.

For information:
Pierre Pichette	Stéphanie Vaillancourt
Vice president,	Manager,
Communications and Public Affairs	Financing and Investor Relations
Tel.: 450-532-5188	Tel.: 514-732-7061
pierre.pichette@brp.com	stephanie.vaillancourt@brp.com
www.brp.com

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended		Nine months ended
	October 31,	October 31,	October 31,	October 31,
(millions of Canadian dollars)	2005	2004	2005	2004
		[Restated]		[Restated]
Revenues	$ 624.6	$ 631.2	$ 1,685.9	$ 1,828.9
Cost of sales	463.1	502.3	1,329.0	1,512.6
Gross profit	161.5	128.9	356.9	316.3
Operating expenses
Selling and marketing	46.4	34.3	130.2	103.2
Research and development	22.8	23.9	72.8	79.3
General and administrative	33.0	31.6	97.0	93.8
Total operating expenses	102.2	89.8	300.0	276.3
Operating income from continuing
operations	59.3	39.1	56.9	40.0
Other (income) and expenses
Financing costs	8.0	12.2	25.0	36.7
Accretion in carrying value of redeemable
preferred shares	—	7.4	—	9.4
Loss on disposal of property, plant and
equipment	0.2	0.6	0.2	1.0
Gain on disposal of assets held for sale	—	(0.3)	(1.5)	(0.3)
Foreign exchange gain	(14.8)	(79.7)	(21.3)	(76.3)
Income from continuing operations
before income taxes	65.9	98.9	54.5	69.5
Income tax expense	17.0	26.5	10.1	13.5
Income from continuing operations	48.9	72.4	44.4	56.0
Loss from discontinued operations, net
of tax	—	(0.3)	—	(3.6)
Net income	$ 48.9	$ 72.1	$ 44.4	$ 52.4

UNAUDITED SEGMENTED STATEMENTS OF INCOME
For the Three Months Ended

	Consolidated		Powersports		Marine Engines
	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,
(millions of Canadian dollars)	2005	2004	2005	2004	2005	2004

		[Restated]		[Restated]
External revenues	$ 624.6	$ 631.2	$ 494.4	$ 507.4	$ 130.2	$ 123.8
Intersegment revenues	—	—	6.8	6.1	8.8	3.8
Segment revenues	624.6	631.2	501.2	513.5	139.0	127.6
Cost of sales and operating
expenses	528.2	549.3	425.3	444.1	118.5	115.1
Depreciation and amortisation	23.2	32.1	17.5	26.8	5.7	5.3
	551.4	581.4	442.8	470.9	124.2	120.4
Segment operating income	73.2	49.8	58.4	42.6	14.8	7.2
Corporate and other	13.4	10.4
Depreciation of dealer network	0.5	0.3
Operating income	59.3	39.1
Financing cost	8.0	12.2
Accretion in carrying value of
redeemable preferred share	—	7.4
Loss on disposal of property,
plant and equipment	0.2	0.6
Gain on disposal of assets held
for sale	—	(0.3)
Foreign exchange gain	(14.8)	(79.7)
Income before income taxes	$ 65.9	$ 98.9

For the Nine Months Ended

	Consolidated		Powersports		Marine Engines
	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,
(millions of Canadian dollars)	2005	2004	2005	2004	2005	2004

		[Restated]		[Restated]
External revenues	$ 1,685.9	$ 1,828.9	$ 1,275.8	$ 1,401.6	$ 410.1	$ 427.3
Intersegment revenues	—	—	19.1	15.1	20.4	15.9
Segment revenues	1,685.9	1,828.9	1,294.9	1,416.7	430.5	443.2
Cost of sales and operating
expenses	1,509.2	1,660.0	1,158.0	1,268.7	390.7	422.3
Depreciation and amortisation	74.7	91.1	59.2	74.3	15.5	16.8
	1,583.9	1,751.1	1,217.2	1,343.0	406.2	439.1
Segment operating income	102.0	77.8	77.7	73.7	24.3	4.1
Corporate and other	43.7	36.6
Depreciation of dealer network	1.4	1.2
Operating income	56.9	40.0
Financing cost	25.0	36.7
Accretion in carrying value of
redeemable preferred share	—	9.4
Loss on disposal of property,
plant and equipment	0.2	1.0
Gain on disposal of assets held
for sale	(1.5)	(0.3)
Foreign exchange gain	(21.3)	(76.3)
Loss before income taxes	$ 54.5	$ 69.5

UNAUDITED SCHEDULES OF CONSOLIDATED ADJUSTED EBITDA

	Three months ended		Nine months ended
	October 31,	October 31,	October 31,	October 31,
(millions of Canadian dollars)	2005	2004	2005	2004

		[Restated]		[Restated]
Income from continuing operations	$ 48.9	$ 72.4	$ 44.4	$ 56.0
Financing cost	8.0	12.2	25.0	36.7
Accretion in the carrying value of
redeemable preferred shares	—	7.4	—	9.4
Income tax expense	17.0	26.5	10.1	13.5
EBIT	73.9	118.5	79.5	115.6
Depreciation and amortisation	23.9	32.3	76.6	92.5

EBITDA	97.8	150.8	156.1	208.1
Adjustments:
Impact of fair value increments of
inventory on cost of sales	—	—	—	9.3
Impact of foreign exchange contracts
acquired at acquisition	—	6.2	—	18.7
Impact of foreign exchange contracts not
subject to hedge accounting	6.7	(27.3)	12.5	(23.4)
Foreign exchange gain on long-term
debt	(11.5)	(51.9)	(13.6)	(50.6)
Management fees	0.7	1.0	2.2	2.5
Employee stock compensation	0.6	0.6	1.5	1.9
Loss on disposal of property, plant and
equipment	0.2	0.6	0.2	1.0
Gain on disposal of assets held for sale	—	(0.3)	(1.5)	(0.3)
Consolidated Adjusted EBITDA	$ 94.5	$ 79.7	$ 157.4	$ 167.2

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As at	As at
(millions of Canadian dollars)	October 31, 2005	January 31, 2005
ASSETS		[Restated]

Current assets
Cash and cash equivalents	$ 30.8	$ 150.3
Receivables	100.9	112.7
Inventories	353.8	302.1
Other assets	117.9	150.4
Total current assets	603.4	715.5
Property, plant and equipment	387.7	425.8
Goodwill	102.7	119.9
Trademarks	151.1	151.1
Other intangible assets	68.7	78.1
Other assets	59.3	66.5

	$ 1,372.9	$ 1,556.9
LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities
Bank loans	$ —	$ 12.3
Accounts payable and accrued liabilities	522.6	591.8
Current portion of long-term debt	0.6	147.2
Total current liabilities	523.2	751.3
Long-term debt	296.0	249.5
Deferred income taxes	44.8	38.0
Employee future benefits liability	117.8	125.6
Other long-term liabilities	27.9	28.5
Total liabilities	1,009.7	1,192.9

Shareholder's equity
Capital stock	364.8	364.4
Additional paid-in capital	3.8	2.3
Retained earnings	55.4	11.0
Cumulative translation adjustment	(60.8)	(13.7)
	363.2	364.0
	$ 1,372.9	$ 1,556.9

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended

	October 31,	October 31,	October 31,	October 31,
(millions of Canadian dollars)	2005	2004	2005	2004

Operating Activities		[Restated]		[Restated]
Income from continuing operations	$ 48.9	$ 72.4	$ 44.4	$ 56.0
Non-cash items:
Depreciation and amortisation	23.9	32.3	76.6	92.5
Amortisation of deferred financing costs	1.1	1.5	3.3	4.7
Employee stock compensation	0.6	0.6	1.5	1.9
Deferred income taxes recovery	12.9	19.8	(0.4)	(3.5)
Loss on disposal of property, plant and
equipment	0.2	0.6	0.2	1.0
Gain on disposal of assets held for sale	—	(0.3)	(1.5)	(0.3)
Accretion in carrying value and loss on early
redemption of preferred shares	—	7.4	—	9.4
Change in fair value of interest rate swaps	—	0.3	(0.2)	(0.8)
Foreign exchange gain	(11.5)	(79.2)	(11.2)	(74.0)
Net changes in non-cash working capital
balances related to operations	19.6	(27.1)	(69.8)	(3.1)
Cash flows from operating activities	95.7	28.3	42.9	83.8

Investing Activities
Additions to property, plant and equipment	(25.7)	(15.8)	(49.0)	(35.6)
Proceeds on disposal of property, plant and
equipment	0.1	1.2	0.3	1.3
Proceeds on disposal of assets held for sale	—	1.4	4.9	1.4
Proceeds on disposal of Utility Vehicles
segment, net of transaction cost of $1.6 million	—	41.1	—	41.1
Business acquisition	—	(3.6)	(6.6)	(17.5)
Cash flows from investing activities	(25.6)	24.3	(50.4)	(9.3)

Financing Activities
Decrease in bank loans	(57.6)	—	(12.3)	—
Increase in capital stock	0.1	53.1	0.4	59.6
Redemption of preferred shares	—	(52.6)	—	(52.6)
Repayment of long-term debt	—	—	(147.5)	(2.7)
Issuance of long-term debt	—	—	62.1	—
Other	—	—	(0.5)	(2.7)
Cash flows from financing activities	(57.5)	0.5	(97.8)	1.6
Effect of exchange rate changes on cash and
cash equivalents	(2.7)	(5.8)	(14.2)	(9.8)
Cash flows from continuing operations	9.9	47.3	(119.5)	66.3
Cash flows from discontinued operations	—	(2.0)	—	(11.6)
Net decrease in cash and cash equivalents	9.9	45.3	(119.5)	54.7
Cash and cash equivalents at beginning of
period	20.9	205.6	150.3	196.2
Cash and cash equivalents at end of period	$ 30.8	$ 250.9	$ 30.8	$ 250.9

Supplemental information
Cash paid for:
Interest	$ 1.4	$ 4.2	$ 16.2	$ 20.4
Income taxes	0.5	9.3	4.7	15.7